Exhibit 99.2

PYPO’S SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with the consolidated financial statements and related notes of Pypo Digital Company Limited, or Pypo, a company with limited liability incorporated in the Cayman Islands and a wholly owned subsidiary of Pypo China Holdings Limited, or the Company, and “Pypo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Current Report on Form 6-K.

The selected consolidated financial data for the year ended March 31, 2006 were derived from Pypo’s audited consolidated statements that are not included in this Current Report on Form 6-K. The selected consolidated financial data presented below for the fiscal years ended March 31, 2007, or fiscal 2007, March 31, 2008, or fiscal 2008 and March 31, 2009, or fiscal 2009 and the selected consolidated balance sheet data as of March 31, 2009 have been derived from Pypo’s audited consolidated financial statements included elsewhere in this Current Report on Form 6-K. The audited consolidated financial statements have been prepared and presented in accordance with U.S. GAAP, and have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm. Due to the adoption of the provisions of Accounting Standards Codification (“ASC”) 810 Consolidations (SFAS, No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51”), the consolidated financial statements for each of the three years ended March 31, 2009 are restated to conform to the presentation and disclosure requirements of ASC 810.

The selected consolidated financial data for the three months ended June 30, 2008 and 2009 and the selected consolidated balance sheet data as of June 30, 2009 have been derived from Pypo’s unaudited condensed consolidated financial statements included elsewhere in this Current Report on Form 6-K and have been prepared on the same basis as the audited consolidated financial data. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that Pypo considers necessary for a fair presentation of its financial position and operating results for the periods presented. In addition, Pypo’s unaudited results for the three months ended June 30, 2009 may not be indicative of the results for the full year ending March 31, 2010.

The financial information for the year ended March 31, 2005 has not been included, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended March 31, 2006, 2007, 2008 and 2009, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

	Year ended March 31,				Three months ended June 30,
Selected Statement of Income Data	2009	2008	2007	2006	2009	2008
	(in thousands, except for share and per share amounts)
Net revenues	$570,651	$378,268	$294,198	$427,072	$197,730	$112,909
Cost of revenues	(500,544)	(316,732)	(247,362)	(387,878)	(173,323)	(97,193)
Gross profit	70,107	61,536	46,836	39,194	24,407	15,716
Other operating income	920	160	101	65	716	—
Operating expenses	(38,145)	(24,489)	(27,132)	(25,403)	(13,920)	(9,650)
Income from operations	32,882	37,207	19,805	13,856	11,203	6,066
Interest and other income (expense), net	(3,503)	(3,558)	(3,304)	(2,122)	(2,816)	(1,356)
Income before income tax, equity in income (loss) of affiliate and non controlling interests	29,379	33,649	16,501	11,734	8,387	4,710
Income tax expense	(7,641)	(3,452)	(2,139)	1,200	(2,870)	(681)
Equity in income (loss) of affiliate	16	(13)	—	—	3	36
Net income	$21,754	$30,184	$14,362	$12,934	$5,520	$4,065
Less: Net (income) loss attributable to non-controlling interest	(1,611)	60	—	189	(1,417)	(75)
Net income attributable to Pypo	$20,143	$30,244	$14,362	$13,123	$4,103	$3,990
Net income per share – basic (1)	$0.07	$0.14	$0.08	$0.07	$0.02	$0.01
Weighted average number of shares used in calculating net income per share – basic	272,700,000	215,896,721	182,700,000	182,700,000	272,700,000	272,700,000

(1) As Pypo has no dilutive potential common shares that are outstanding for each of the four years in the period ended March 31, 2009 or for the three-month period ended June 30, 2008 and 2009, no diluted earnings per share is presented.

Selected Balance Sheet Data	As of June 30, 2009	As of March 31, 2009
	(in thousands)
Cash and cash equivalents	$32,955	$33,468
Accounts receivable (less allowance for doubtful accounts)	71,385	72,802
Amounts due from related parties	42,322	42,308
Amount due from an affiliated company	26,914	27,946
Intangible assets	19,074	19,188
Total assets	423,798	365,941
Accounts payable	41,908	28,290
Notes payable	67,183	23,513
Short-term borrowings	75,675	79,457
Total shareholders’ equity	158.766	154,561
Noncontrolling interest	15,878	14,453
Total liabilities and shareholders’ equity	$423,798	$365,941

PYPO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Pypo’s financial condition and results of operations in conjunction with Pypo’s consolidated financial statements and the related notes included elsewhere in this Current Report on Form 6-K. This discussion contains forward-looking statements based on current expectations involving risks and uncertainties. Pypo’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including  the risk factors detailed in the Company’s filings with the Securities and Exchange Commission.

Overview

Pypo markets and sells wireless communications devices and accessories throughout China. As of June 30, 2009, Pypo’s distribution network of consumer electronics stores, regional retailers and distributors and wireless operators consisted of approximately 9,500 retail outlets that carry Pypo’s products in over 350 cities across 30 Chinese provinces. As of June 30, 2009, Pypo had a nationwide retail network of retail stores in 49 cities with aggregate floor space of approximately 88,000 square meters in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu, Inner Mongolia provinces and Shangha. Pypo has two reportable segments based on the types of customers receiving Pypo’s products:  (i) distribution business and (ii) retail business.

The key financial performance indicators that Pypo’s management uses to manage and assess its business include net revenues, gross profits (net revenues less costs of revenues) and operating income (gross profit less selling and distribution expenses and general and administrative expenses). The major non-financial performance indicators that Pypo’s management uses to manage and assess its business include the number of cities covered in its distribution networks, the number of active customer accounts and the number of retail outlets that carry Pypo’s products.

Key Financial Performance Indicators

Net Revenues

Pypo generates sales primarily through distribution of mobile phones, notebooks and peripherals. Since 2003, distribution of Samsung mobile phones has constituted Pypo’s primary source of revenues. In addition, Pypo began distributing SanDisk mobile phone memory cards in September 2006 and Samsung mobile phone accessories in April 2008.

From May 2008 through December 2008, Pypo completed the acquisition of six retail chains in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu and Inner Mongolia provinces and Shanghai. In August 2009, Pypo entered into a definitive agreement to acquire 100% of the outstanding equity interests of Shanghai Xieheng Telecommunications Equipment Co., Ltd., a company with limited liability incorporated in China, or Xieheng. The closing of the acquisition is expected to occur in the quarter ending December 31, 2009. In September 2009, Pypo acquired 49% of the outstanding equity interests of Jiangsu Guanzhilin Mobile Phones Hypermarket Co., Ltd., a company with limited liability incorporated in China, or Jiangsu Guanzhilin. Upon consummation of the transaction, Jiangsu Guanzhilin became a wholly owned subsidiary of Beijing Funtalk Century Telecommunications Equipment Retail Chain Co., Ltd., a company with limited liability incorporated in China, and a variable interest entity that Pypo effectively controls through a series of contractual arrangements, or Beijing Funtalk. Pypo expects net revenues from its retail business to increase significantly over the next two years as Pypo integrates acquired retail chains. In addition, Pypo expects the gross profit margin of its business to decrease marginally as a result of continuing lower gross profit margins in Pypo’s distribution business.

Pypo launched its e-commerce website, www.dongdianwang.com, in February 2008. Compared to traditional distribution channels, direct consumer purchases of mobile products on the internet have increased as retail websites have begun to offer mobile phones at lower prices than those offered in traditional retail channels. Pypo plans to capitalize on this trend by leveraging the supplier network provided by its retail chains to sell mobile products through its website at competitive prices. Although Pypo expects net revenues from its online retail business to increase, Pypo does not expect its online retail division to constitute a significant portion of its net revenues in the next several years.

On July 1, 2008, Pypo entered into a distribution agreement with Samsung, which authorized Pypo to act as the exclusive national distributor for certain models of Samsung’s high-quality mobile phone products in China. Pypo does not expect the existence of the Samsung distribution agreement to have a material impact on Pypo’s revenues and margins because Pypo has historically distributed Samsung mobile phones on terms substantially similar to those set forth in the agreement, despite the absence of any written agreement between Samsung and Pypo in the past.

The following table sets forth Pypo’s net revenues for its two reportable segments for fiscal 2007, fiscal 2008 and fiscal 2009, and the three months ended June 30, 2008 and 2009, including a percentage of total net revenues for each segment:

Amounts in US$ thousands	Year Ended March 31,						Three Months Ended June 30,
	2009	Percentage of 2009 Net Revenues	2008	Percentage of 2008 Net Revenues	2007	Percentage of 2007 Net Revenues	2009	Percentage of 2009 Net Revenues	2008	Percentage of 2008 Net Revenues
Net revenues
Distribution	$407,160	71.4%	$378,268	100.0%	$294,198	100.0%	$128,594	65.0%	$105,918	93.8%
Retail	163,491	28.6%	-	-	-	-	69,136	35.0%	6,991	6.2%
Total net revenues	$570,651	100.00%	$378,268	100.00%	$294,198	100.00%	$197,730	100.00%	$112,909	100.00%

In general, Pypo uses three categories of sales contracts for its wholesale distribution customers, including:

•	sales with no right of return;

•	sales with contractual right of return; and

•	consigned sales.

Sales contracts with no right of return, which Pypo uses for the majority of its wholesale distribution sales, do not impose contractual obligations on Pypo to accept the return of products purchased under those contracts. In addition, Pypo and its customers have not established any right to return goods based on customary business practices, with the exception of returns relating to defective products under warranty.

Pypo’s sales are net of value added taxes collected from customers, sales returns, sales rebates and price protection expenses.

Cost of Revenues

Cost of revenues primarily consists of purchase costs of mobile phones, notebooks and peripherals. Cost of revenues is reduced by certain rebates Pypo receives from its vendors to promote product sales and by awards Pypo receives from vendors when Pypo meets certain purchase targets.

Selling and Distribution Expenses

Pypo’s selling and distribution expenses primarily consist of:

•	salaries and benefits for sales and marketing staff;

•	retail shop rental expenses; and

•	costs of advertising in industry publications and sponsoring public activities.

Pypo’s selling and distribution expenses also include the costs Pypo incurs to outsource its warehousing and distribution functions to third parties.

General and Administrative Expenses

Pypo’s general and administrative expenses principally consist of:

•	salaries and benefits for management and administrative personnel;

•	rent, utilities and other office-related expenses;

•	depreciation of office equipment;

•	legal, accounting and other professional fees and expenses; and

•	other administrative expenses.

Critical Accounting Policies

Pypo prepares financial statements in accordance with U.S. GAAP, which requires Pypo to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the end of each fiscal period, as well as the reported amounts of revenues and expenses during each fiscal period. Pypo continually evaluates these judgments and estimates based on its historical experience, knowledge and assessment of business and other conditions. Pypo bases its future expectations on information and assumptions that Pypo believes to be reasonable. Since the use of estimates remains an integral component of the financial reporting process, Pypo’s actual results could differ from those estimates. In addition, accounting policies require a high degree of judgment.

When reviewing Pypo’s financial statements, you should review the critical accounting policies, the judgments and other uncertainties affecting the application of those policies, and the sensitivity of reported results to changes in conditions and assumptions. Pypo believes the following accounting policies involve the most significant judgments and estimates used in the preparation of its financial statements:

Revenue Recognition

Pypo derives its revenue through the distribution and sale of mobile phones, notebooks and peripherals. Pypo recognizes revenue when:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the sales price is fixed or determinable; and

•	collectability of the sales price is reasonably assured.

Prior to May 2008, when Pypo completed the acquisition of its first retail operations, Pypo considered its customers to be retailers and did not sell directly to end users. Pypo returns products under warranty to manufacturers for repairs or exchanges, and the manufacturers bear the related costs. As a result, warranty costs incurred by Pypo are not significant.

Pypo has three types of sales contracts for wholesale distribution:  sales with no right of return (which make up the majority of sales), sales with contractual right of return and consigned sales.

For sales with no right of return, Pypo has no contractual obligations and has not established any right of return based on its customary business practices, except for defective products under warranty. Revenue recognition generally occurs when Pypo has shipped the applicable products, has transferred the risk of loss with respect to these products to the customer and can reasonably estimate allowances for discounts, price protection and customer rebates. Pypo reduces recorded revenues by these allowances. Pypo bases its estimates of these allowances on historical experience, considering the type of products sold, the type of customer and the type of transaction specific to each arrangement.

No customer acceptance conditions are associated with Pypo’s products, except in relation to the standards and quality of a given product. For sales with contractual rights of return and for consigned sales, Pypo recognizes revenue at the time Pypo sells the products through the applicable distribution channel to the end customers. Pypo’s revenues are net of a 17% value added tax collected from customers and sales returns, as well as sales rebates and price protection expenses (discussed below).

Provision for Rebates and Price Protections

Pypo records rebates and price protections as deductions in revenue for each relevant period in which Pypo incurs such deductions. With respect to each rebate, Pypo accrues a standard amount upon delivery of the related product to retailers. In addition, Pypo accrues monthly quantity bonuses when retail volumes reach certain monthly targets set forth in its sales contracts. Because the quantity bonuses are based on a retailer’s monthly purchases, the effect of accruing such bonuses when volumes reach certain targets, as opposed to recording a pro rata portion of such bonuses upon the sale of each qualifying unit, is not material.

Provisions for price protections represent estimates of the amount of qualified inventory allocated to price protection, multiplied by the amount of price protection per unit, as determined by Pypo. All of Pypo’s retailer customers are eligible for price protection. Pypo’s promoters at retail stores communicate the status of product sales and demand forecasts, and Pypo determines the corresponding reduction in retail prices. Pypo then determines and applies the price protection per unit to the qualified inventory to establish the provision amount.

Vendor Rebates

Pypo receives the following types of reimbursements from vendors:

•
Reimbursement of promotional activities. Pypo organizes marketing activities to promote vendors’ products, and vendors cover Pypo’s costs for these efforts. Upon planning each marketing activity, Pypo submits marketing applications to the relevant vendors, and each relevant vendor approves the application form, which indicates that such vendor has agreed to bear the related costs. Pypo recognizes these reimbursements upon holding the related marketing activities as a reduction of the costs incurred, and Pypo records any excess reimbursement as a reduction to cost of revenues. Reimbursements of promotional activities recognized as reduction of expenses were $5.5 million, $2.4 million and $23.2 million for fiscal 2007, fiscal 2008 and fiscal 2009, respectively, and $155,000 and $0 for the three months ended June 30, 2008 and 2009, respectively. The excess recorded as a reduction of costs of revenues was $1.4 million, $0.3 million and $11.6 million for fiscal 2007, fiscal 2008 and fiscal 2009, respectively, and $0 and $0 for the three months ended June 30, 2008 and 2009, respectively.

•
Rebates from Vendors to End Customers Through Pypo. Vendors provide rebates to end customers through Pypo. Pypo records such rebates to customers net of the related reimbursements from vendors to Pypo as revenues. Pypo records a corresponding receivable from vendors at the time Pypo gives a rebate. Rebates from vendors to end customers were $37,000, $0.9 million and $0.4 million for fiscal 2007, fiscal 2008 and fiscal 2009, respectively, and $0 and $64,000 for the three months ended June 30, 2008 and 2009, respectively.

•
Rebates from Vendors to Pypo. Vendors also provide rebates to Pypo to promote sales of certain products. Pypo records such rebates as a reduction of cost of revenues when vendors approve such rebates. Pypo recognized $23.0 million, $2.9 million and $1.7 million of such rebates in fiscal 2007, fiscal 2008 and fiscal 2009, and $59,000 and $404,000 of such rebates in the three months ended June 30, 2008 and 2009, respectively.

•
Awards on Purchase Targets. Vendors provide certain awards to Pypo when Pypo’s purchases exceed certain targets within specified periods. Because Pypo lacks a demonstrated historical experience to estimate the timing and probability of earning such awards, Pypo recognizes the awards as a reduction of cost of revenue at the time vendors approve such awards. The amount of awards earned on purchase targets were $0, $5.9 million and $0 for fiscal 2007, fiscal 2008 and fiscal 2009. No awards were recognized for the three months ended June 30, 2008 and 2009.

Impairment of Long-Lived Assets

Pypo is required to review long-lived assets and certain identifiable intangible assets, excluding goodwill, for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Pypo must test intangible assets with indefinite lives for impairment at least annually, or more frequently if events or changes in circumstances indicate that these assets might be impaired. If Pypo determines that the carrying value of intangible assets has been impaired, Pypo will write down the carrying value.

To assess potential impairment of long-lived assets and intangible assets, Pypo assesses the carrying value based on projected undiscounted cash flows associated with these assets. Significant assumptions regarding future cash flows include revenue growth rates and terminal values. If any of these assumptions changes, the estimated fair value of Pypo’s assets will change, which could affect the amount of impairment charges, if any.

Impairment of Goodwill and Intangible Assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Pypo must review for impairment at least annually or when an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount.

Goodwill is not amortized but is tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities.

Intangible assets with indefinite lives are not amortized but are tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. The impairment of an indefinite life intangible asset is based on a comparison of its fair value to its carrying amount. If the carrying amount of an indefinite life intangible asset exceeds its fair value, an impairment loss is recognized for the excess. The estimation of fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.Pypo recorded an impairment charge for the entire goodwill of $71,000 arising from the acquisition of the remaining 10% equity interests in one of its subsidiaries, Beijing Dongdian, in May 2008. Management expected Beijing Dongdian to incur losses for the foreseeable future, which resulted in its estimated carrying value exceeding the fair value.

Inventories

Pypo values inventories at the lower of cost and market value. Pypo estimates write-downs for excessive, slow moving and obsolete inventories, as well as inventory whose carrying value exceeds net realizable value. Pypo manages inventory levels based on historical sales trends and forecasts of customer demand. Inventory write-downs for fiscal 2007, fiscal 2008, fiscal 2009 and the three months ended June 30, 2008 ranged from approximately 2.11% to 2.40% of total inventory. The write-downs for the three months ended June 30, 2009 was 1.39% of total inventory.

Income Taxes

Pypo recognizes deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in its financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Pypo reduces deferred tax assets by a valuation allowance when, in Pypo’s opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Pypo records a valuation allowance to reduce deferred income tax assets to an amount that Pypo believes more likely than not will be realized. Pypo considers future taxable income and engages in ongoing prudent and feasible tax planning strategies in assessing the need and amount for the valuation allowance.

If Pypo determined that Pypo could realize deferred income tax assets in the future in excess of net recorded amounts, an adjustment to Pypo’s deferred income tax assets would increase income in the period in which Pypo made such determination. Alternatively, if Pypo determined that it would not be able to realize all or part of its net deferred income tax assets in the future, an adjustment to deferred income tax assets would decrease income in the period in which Pypo made such determination. Pypo provides for current income taxes in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current or non-current based on their respective characteristics.

In June 2006, the FASB issued certain provisions in ASC 740 (Interpretation No. 48, “Accounting for Uncertainty in Income Taxes —An Interpretation of FASB Statement No. 109,” or FIN 48). These provisions clarify the accounting for uncertainty in income taxes recognized in any entity’s financial statements in accordance with ASC 740 (FASB Statement No. 109, “Accounting for Income Taxes”), and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return.

Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

Pypo adopted FIN 48 on April 1, 2007. Based on its FIN 48 analysis documentation, Pypo has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on technical merits, and has measured the unrecognized tax benefits associated with the tax positions. As a result of the implementation of FIN 48, Pypo had approximately $436,000 in total unrecognized tax benefits as of April 1, 2007. Pypo has elected to classify interest and/or penalties relating to income tax matters within income tax expenses. The amount of penalties and interest as of March 31, 2008 is immaterial. Pypo had no unrecognized tax benefits in connection with tax uncertainties during fiscal 2009 and during the three-month period ended June 30, 2009. Pypo does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

Adoption of New Accounting Principles

Effective April 1, 2009, Pypo adopted the provisions of ASC 810. The standard changes the accounting for non-controlling (minority) interests in consolidated financial statements including the requirements to classify non-controlling interests as a component of consolidated stockholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to non-controlling interests reported as a part of consolidated earnings. The presentation and disclosure requirements of ASC 810 shall be applied retrospectively for all periods presented. Accordingly, the consolidated financials for each of the three years ended March 31, 2009 included in this Current Report on Form 6-K have been restated to conform to ASC 810.

Seasonality

Pypo’s operating results may be influenced by seasonal factors, including promotions and subsidies by mobile operators; the timing of local holidays and other events affecting consumer demand; the timing of the introduction of new products by Pypo’s suppliers and competitors; purchasing patterns of customers in different markets; product availability; and pricing. These factors may cause Pypo’s sales and operating results to fluctuate on a quarterly basis. Although it is difficult to make broad generalizations with respect to seasonality, Pypo’s sales tend to be lower in the first quarter of each fiscal year compared to sales in the second, third and fourth quarters.

Pypo’s future operating results may continue to fluctuate significantly from quarter to quarter. If unanticipated events occur, including delays in securing adequate inventories of competitive products at times of peak sales or inventory surpluses in the event of sales decreases during these periods, Pypo’s operating results could suffer. In addition, due to seasonal factors, interim results may not be indicative of annual results.

Factors Affecting Future Results of Operations

Pypo’s financial condition and results of operations depend primarily on the following factors:

•	Pypo’s relationship with Samsung, including Samsung’s ability to terminate its distribution agreement with Pypo, as well as Samsung’s business prospects and financial results;

•	the overall growth of the Chinese mobile phone industry;

•	Pypo’s ability to expand its distribution network;

•	Pypo’s ability to optimize its product offerings and pricing;

•	Pypo’s ability to control costs;

•	Pypo’s ability to control operating expenses and achieve a high level of operating efficiency; and

•	Pypo’s ability to identify suitable acquisition candidates and successfully execute acquisitions.

Results of Operations

	For the fiscal years ended March 31,					For the three months ended June 30,
	2009	Percent Change (2008 to 2009)	2008	Percent Change (2007 to 2008)	2007	2009	Percent Change (2008 to 2009)	2008

Net revenues	$570,651	50.9%	$378,268	28.6%	$294,198	$197,730	75.1%	$112,909

Cost of revenues	(500,544)	58.0	(316,732)	28.0	(247,362)	(173,323)	78.3	(97,193)

Gross profit	70,107	13.9	61,536	31.4	46,836	24,407	55.3	15,716
Other operating income	920	475.0	160	58.4	101	716	N/A	—
Selling and distribution expenses	(24,195)	54.8	(15,633)	(7.9)	(16,972)	(10,102)	55.1	(6,514)
General and administrative expenses	(13,879)	56.7	(8,856)	(12.8)	(10,160)	(3,818)	24.6	(3,065)
Impairment loss on goodwill	(71)	N/A	—	N/A	—	—	N/A	(71)

Income from operations	32,882	(11.6)	37,207	87.9	19,805	11,203	84.7	6,066
Other, net	1,254	(286.1)	(674)	1,304.2	(48)	(887)	(1,656.1)	57
Interest income	546	(24.2)	720	38.5	520	31	(71.0)	107
Interest expense	(5,303)	47.1	(3,604)	(4.6)	(3,776)	(1,960)	28.9	(1,520)

Income before income tax, equity in income of affiliated companies and non-controlling interests	29,379	(12.7)	33,649	103.9	16,501	8,387	78.1	4,710
Income tax expense	(7,641)	121.3	(3,452)	61.4	(2,139)	(2,870)	321.4	(681)
Equity in (loss) / income of affiliated companies	16	223.1	(13)	N/A	—	3	(91.7)	36
Net income	21,754	(27.9)%	30,184	110.2%	14,362	5,520	35.8%	4,065
Less: Net (income) loss attributable to non-controlling interest	(1,611)	(2,785.0)	60	N/A	—	(1,417)	1,789.3	(75)
Net income attributable to Pypo	$20,143	(33.4)%	$30,244	110.6%	$14,362	$4,103	2.8%	$3,990

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Net Revenues

Net revenues were $197.7 million in the three months ended June 30, 2009, an increase of $84.8 million, or 75.1%, compared to net revenues of $112.9 million in the three months ended June 30, 2008. The increase in net revenues resulted primarily from growth in revenues from the distribution and retail sales of mobile phones from $109.0 million in the three months ended June 30, 2008 to $192.1 million in the three months ended June 30, 2009, which was mainly attributable to a 40.2% increase in the total volume of mobile phones sold and a 23.2% increase in average selling prices. The increase in the total volume of mobile phones sold was a result of the inclusion of sales volume of the six retail companies in the three months ended June 30, 2009 compared to sales volume of only one retail company in the three months ended June 30, 2008. The increase in average selling prices was primarily due to a higher mix of mid- to high-end priced handsets sold compared to selling prices in the same period in the prior year due to higher demand for these products.

Net revenues from the distribution of notebooks and peripheral products in the three months ended June 30, 2009 increased $1.7 million, or 43.6%, to $5.6 million, compared to $3.9 million for the three months ended June 30, 2008. Such increase was mainly attributable to increased sales volume of Secure Digital cards and phone accessories.

Cost of Revenues

Costs of revenues increased $76.1 million, or 78.3%, from $97.2 million in the three months ended June 30, 2008 to $173.3 million in the three months ended June 30, 2009, principally due to higher net revenues during the period.

Gross Profit

Gross profit was $24.4 million in the three months ended June 30, 2009, an increase of $8.7 million, or 55.3%, as compared to gross profit of $15.7 million in the three months ended June 30, 2008. The gross profit percentage decreased from 13.9% in the three months ended June 30, 2008 to 12.3% in the three months ended June 30, 2009. Vendor reimbursements treated as a reduction of costs of revenues increased from $59,000 in the three months ended June 30, 2008 to $404,000 in the three months ended June 30, 2009.

Other Operating Income

Pypo’s other operating income increased by $716,000, or 100.0%, from $0 in the three months ended June 30, 2008 to $716,000 in the three months ended June 30, 2009. Such increase was mainly attributable to increases in income from the write-down of long outstanding payables.

Selling and Distribution Expenses

Selling and distribution expenses increased by $3.6 million, or 55.1%, from $6.5 million in the three months ended June 30, 2008 to $10.1 million in the three months ended June 30, 2009, primarily due to a $2.9 million increase in rental expenses resulting from the retail acquisitions in fiscal 2009, a $0.5 million increase in salaries of staff, a $0.5 million increase in utilities and low value materials consumption, and a $0.2 million increase in depreciation and amortization charges, partially offset by a $1.0 million decrease in Pypo’s promotional and advertising expenses. Promotional expenses, rental expenses and employee salaries were 27.8%, 30.8% and 16.7% of total selling and distribution expenses in the three months ended June 30, 2009, respectively, compared to 66.3%, 4.0% and 20.1% of total selling and distribution expenses in the three months ended June 30, 2008, respectively.

General and Administrative Expenses

Pypo’s general and administrative expenses increased by $0.7 million, or 24.6%, from $3.1 million in the three months ended June 30, 2008 to $3.8 million in the three months ended June 30, 2009, due primarily to a $0.5 million increase in salaries and benefits for administrative staff and a $0.2 million increase in office rental expenses. Employee salaries, bank service charges and office rental expenses constituted 42.5%, 9.9% and 9.0% of general and administrative expenses in the three months ended June 30, 2009, respectively, compared to 33.9%, 11.6% and 5.8% of general and administrative expenses in the three months ended June 30, 2008.

Income from Operations

As a result of the foregoing factors, Pypo’s income from operations increased by $5.1 million, or 84.7%, from $6.1 million in the three months ended June 30, 2008 to $11.2 million in the three months ended June 30, 2009.

Non-Operating Expenses

Other Income (Loss), Net. Pypo’s other loss increased to $887,000 in the three months ended June 30, 2009 from an income of $57,000 in the three months ended June 30, 2008, primarily due to foreign currency exchange loss of $1.3 million suffered by Pypo Holdings (HK) Company Limited, a Hong Kong limited company, and a wholly owned subsidiary of Pypo, or Pypo HK, for its borrowing denominated in EURO, representing the appreciation in value of the EURO against U.S. dollar.

Interest Income. Pypo’s interest income decreased $76,000, or 71.0%, from $107,000 in the three months ended June 30, 2008 to $31,000 in the three months ended June 30, 2009. Pypo had average bank deposits of $29.7 million in the three months ended June 30, 2009, bearing an average interest rate of 1.17%, compared to average bank deposits of $41.6 million in the three months ended June 30, 2008, bearing an average interest rate of 1.53%.

Interest Expense. Pypo’s interest expenses increased $0.5 million, or 28.9%, from $1.5 million in the three months ended June 30, 2008 to $2.0 million in the three months ended June 30, 2009 due to Pypo’s higher average amount of notes payable and borrowings outstanding during the period. Pypo had average outstanding borrowings of $122.6 million, bearing an average interest rate of 6.21%, in the three months ended June 30, 2009, compared to average outstanding borrowings of $70.0 million, bearing an average interest rate of 6.43%, in the three months ended June 30, 2008.

Income Tax Expense

Pypo’s income tax expenses increased $2.2 million, or 321.4%, from $0.7 million in the three months ended June 30, 2008 to $2.9 million in the three months ended June 30, 2009. Pypo’s effective tax rate for the three months ended June 30, 2008 was 14.5%, compared to an effective tax rate of 34.2% for the three months ended June 30, 2009. The increase in income tax expenses reflects the effects of the increase in the effective tax rate and the increase in income before income taxes. Pypo’s effective tax rate increased as a result of the increase in applicable tax rates (including the effects of preferential tax treatment and tax exemptions) for certain of Pypo’s subsidiaries.

Equity in Loss of Affiliates

In the three months ended June 30, 2009, Pypo reported a $3,000 gain associated with its 50% ownership of Beijing Pypo Times.

In the three months ended June 30, 2008, Pypo reported a $52,000 gain associated with its 45% ownership of Hebei Baibang Tech Co., Ltd. or Hebei Baibang, acquired as part of the acquisition of a 51% equity interest in Hebei Guoxun. The gain was partially offset by a $1,000 loss associated with its 50% ownership of Beijing Pypo Times and the amortization of the difference between its basis in the investment in Hebei Baibang and its share of the underlying net assets of Hebei Baibang of $15,000.

Hebei Baibang engages in the retail sales of mobile phones and in providing after-sales service for mobile phones. In December 2008, Hebei Guoxun disposed of its 45% ownership interest in Hebei Baibang in exchange for the existing operations of providing after-sales services for mobile phones in certain of Hebei Baibang’s retail shops.

Non-controlling Interests

The non-controlling interest in the net income of Pypo’s partially-owned consolidated subsidiaries was $1.4 million in the three months ended June 30, 2009. The increase in non-controlling interest’s share in net income in the three months ended June 30, 2009 was due to the acquisitions in fiscal 2009 of Hebei Guoxun, Henan Xinya, Kunming Golden Broadway, Jiangsu Guanzhilin and Inner Mongolia Zhongyu, in each of which Pypo has only a 51% equity interest.

Pypo had a non-controlling interest in net profit of consolidated subsidiaries of $75,000 in the three months ended June 30, 2008. This net profit was attributable to the sharing of profits by the minority shareholder of Hebei Guoxun, a 51% subsidiary purchased by Beijing Funtalk.

Net Income

As a result of the foregoing, Pypo’s net income increased $113,000, or 2.8%, from $4.0 million in the three months ended June 30, 2008 to $4.1 million in the three months ended June 30, 2009.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Net Revenues

Net revenues were $570.7 million in fiscal 2009, an increase of $192.4 million, or 50.9%, compared to net revenues of $378.3 million in fiscal 2008. The increase in net revenues resulted primarily from a $190.6 million increase in revenues from the distribution and retail sales of mobile phones from $364.6 million in the year ended March 31, 2008 to $555.2 million in the year ended March 31, 2009. Pypo’s retail operations, acquired from May 2008 to December 2008, generated revenues from the retail sales of mobile phones of $155.7 million, or 28.0% of total mobile phone revenues, for the year ended March 31, 2009.

The increase in the net revenues from the distribution and retail sales of mobile phones reflected a 141.8% increase in the volume of mobile phones sold, partially offset by a 39.6% decrease in the average per unit selling price. The increase in the total volume of mobile phones sold was a result of a shift to lower priced handsets due to market demand, as well as the lower availability of higher priced devices. The decrease in average selling prices resulted from selling older models of mobile phones at lower margins in an effort to reduce inventories, as well as continued weakness at the high end of Pypo’s mobile phone product line. Pypo expects this trend to continue in the next quarter in view of the recent overall weakness in the markets in which it operates.

Net revenues from the distribution of notebooks and peripheral products in fiscal 2009 increased $1.9 million, or 14.0%, to $15.5 million, as compared to $13.6 million for fiscal 2008. Such increase was mainly attributable to increased sales volume of Secure Digital cards and Samsung notebooks.

Cost of Revenues

Costs of revenues increased $183.8 million, or 58.0%, from $316.7 million in fiscal 2008 to $500.5 million in fiscal 2009, principally due to higher net revenues during the year.

Gross Profit

Gross profit was $70.1 million in fiscal 2009, an increase of $8.6 million, or 13.9%, as compared to gross profit of $61.5 million in fiscal 2008. The gross profit percentage decreased from 16.3% in fiscal 2008 to 12.3% in fiscal 2009, principally due to higher sales in fiscal 2009 of certain mobile phone models with lower profit margins in an effort to improve the overall aging of inventory, as well as reduced demand during that year for mobile phones at the high end of Pypo’s product line. Vendor reimbursements treated as a reduction of costs of revenues increased from $9.1 million in fiscal 2008 to $13.3 million in fiscal 2009. Pypo expects margins to be compressed in future periods due to weaker economic conditions, increased competition and maturation of products in the mobile phone sector.

Other Operating Income

Pypo’s other operating income increased by $760,000, or 475.0%, from $160,000 in fiscal 2008 to $920,000 in fiscal 2009. Such increase was mainly attributable to the write-back of long outstanding payables to Samsung.

Selling and Distribution Expenses

Selling and distribution expenses increased by $8.6 million, or 54.8%, from $15.6 million in fiscal 2008 to $24.2 million in fiscal 2009, primarily due to a $7.1 million increase in rental expenses resulting from the retail acquisitions in fiscal 2009 and a $3.3 million increase in salaries of staff, partially offset by a $2.0 million decrease in Pypo’s promotional and advertising expenses. Promotional expenses, rental expenses and employee salaries were 22.8%, 29.5% and 28.2% of total selling and distribution expenses in fiscal 2009, respectively, compared to 48.1%, 0.4% and 22.8% of total selling and distribution expenses in fiscal 2008, respectively.

General and Administrative Expenses

Pypo’s general and administrative expenses increased by $5.0 million, or 56.7%, from $8.9 million in fiscal 2008 to $13.9 million in fiscal 2009, primarily due to a $0.9 million increase in salaries for administrative staff, a $1.2 million increase in consultancy fees due to the retail acquisitions in fiscal 2009, a $0.8 million increase in office expenses, a $0.6 million increase in depreciation and amortization charges, a $0.3 increase in bad debts provision, and a $0.7 million increase in bank service charges due to Pypo’s expansion of operations and a larger workforce. Employee salaries, consultancy services and bank service charges constituted 31.2%, 14.5% and 5.9% of general and administrative expenses in fiscal 2009, respectively, compared to 38.5%, 8.7% and 1.3% of general and administrative expenses in fiscal 2008, respectively.

Income from Operations

As a result of the foregoing factors, Pypo’s income from operations decreased by $4.3 million, or 11.6%, from $37.2 million in fiscal 2008 to $32.9 million in fiscal 2009.

Other, Net

Other Income (Loss), Net. Pypo’s other income increased to $1.3 million in fiscal 2009 from a loss of $0.7 million in fiscal 2008, primarily due to a foreign currency exchange gain contributed by Pypo HK for its borrowing denominated in EURO, representing the decline in value of the EURO against U.S. dollar. In fiscal 2008, Beijing Pypo received an intercompany investment from Pypo of $81.0 million, which is comprised of proceeds from the $90.0 million equity investment made by ARC Capital in Pypo in November 2007. As a result of PRC regulations limiting the pace of Beijing Pypo’s conversion of the U.S. dollars into RMB, Beijing Pypo recorded an exchange loss representing the decline in value of the U.S. dollar against the RMB over the period required to complete the RMB conversion of such intercompany investment.

Interest Income. Pypo’s interest income decreased $174,000, or 24.2%, from $720,000 in fiscal 2008 to $546,000 in fiscal 2009. Pypo had average bank deposits of $44.0 million in fiscal 2009, bearing an average interest rate of 1.24%, compared to average bank deposits of $41.0 million in fiscal 2008, bearing an average interest rate of 1.76%.

Interest Expense. Pypo’s interest expenses increased $1.7 million, or 47.1%, from $3.6 million in fiscal 2008 to $5.3 million in fiscal 2009 due to Pypo’s lower average amount of notes payable outstanding during the year. Pypo had average outstanding borrowings of $98.8 million, bearing an average interest rate of 6.36%, in fiscal 2009, compared to average outstanding borrowings of $56.9 million, bearing an average interest rate of 6.34%, in fiscal 2008.

Income Tax Expense

Pypo’s income tax expenses increased $4.1 million, or 121.3%, from $3.5 million in fiscal 2008 to $7.6 million in fiscal 2009. Pypo’s effective tax rate for fiscal 2008 was 10.3%, compared to an effective tax rate of 26.0% for fiscal 2009. The increase in income tax expenses reflects the effects of the increase in the effective tax rate and the increase in income before income taxes. Pypo’s effective tax rate increased as a result of the increase in applicable tax rates (including the effects of preferential tax treatment and tax exemptions) for certain of Pypo’s subsidiaries and recognition of a capital gain tax of $1.1 million in connection with the disposal of Pypo’s 45% interest in Hebei Baibang.

Equity in Loss / Income of Affiliates

In fiscal 2009, Pypo reported $16,000 for its equity in the income of its affiliates, reflecting $403,000 of income associated with its 45% ownership of Hebei Baibang, which was acquired as part of Pypo’s acquisition of a 51% equity interest in Hebei Guoxun, $4,000 of income associated with its 50% ownership of Beijing Pypo Times, a loss of $339,000 associated with its 50% ownership of Beijing Yipai-top Communication Technology Co., Ltd., and the amortization of the difference between Pypo’s basis in the investment in Hebei Baibang and Pypo’s share of the underlying net assets of Hebei Baibang in the amount of $52,000. In fiscal 2008, Pypo reported a $13,000 loss associated with its 50% ownership of Beijing Pypo Times.

Hebei Baibang engages in the retail sales of mobile phones and in providing after-sales service for mobile phones. In December 2008, Hebei Guoxun disposed of its 45% ownership interest in Hebei Baibang in exchange for the existing operations of providing after-sales services for mobile phones in certain of Hebei Baibang’s retail shops. See Note 12 of the notes to Pypo’s audited consolidated financial statements for fiscal 2009.

Non-controlling Interests

The non-controlling interest in the net income of Pypo’s partially-owned consolidated subsidiaries was $1.6 million in fiscal 2009. The increase in non-controlling interest’s share in net income in fiscal 2009 was due to the acquisitions of Hebei Guoxun, Henan Xinya, Kunming Golden Broadway, Jiangsu Guanzhilin and Inner Mongolia Zhongyu, in each of which Pypo has only a 51% equity interest.

Pypo had a non-controlling interest in net loss of consolidated subsidiaries of $60,000 in fiscal 2008. This loss was attributable to the expenses incurred by Beijing Dongdian, Pypo’s 90% owned subsidiary, in developing Pypo’s e-commerce website.

Net Income

As a result of the foregoing, Pypo’s net income decreased $10.1 million, or 33.4%, from $30.2 million in fiscal 2008 to $20.1 million in fiscal 2009.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Net Revenues

Net revenues were $378.3 million in fiscal 2008, an increase of $84.1 million, or 28.6%, as compared to net revenues of $294.2 million in fiscal 2007. The increase in net revenues resulted primarily from growth in revenues from the distribution of mobile phones from $285.5 million in fiscal 2007 to $364.6 million in fiscal 2008, which was mainly attributable to a 26.9% increase in the total volume of mobile phones sold, offset by a 7.6% decrease in average selling prices.

The number of Samsung mobile phones sold represented 99.3% of total mobile phone units sold in fiscal 2008. The average selling prices of Pypo’s Samsung mobile phones at the lower end of the product line declined by 36.8% and accounted for 35.1% of Pypo’s total volume of mobile phones sold in fiscal 2008. The decline in average selling prices of Pypo’s Samsung mobile phones at the lower end of its product line resulted from yearly price reductions for mature technology, as well as price reductions implemented to reduce inventories.

Samsung mobile phones in the mid- to high-end of Pypo’s product line, which constituted 64.9% of mobile phone volume in fiscal 2008, did not have higher average selling prices in fiscal 2008 as compared to prices in fiscal 2007. Units sold in the mid- to high-end of the product line increased 32.9% in fiscal 2008.

Net revenues from the distribution of notebooks and peripheral products in fiscal 2008 increased $4.9 million, or 56.0%, to $13.6 million, as compared to $8.7 million in fiscal 2007. Such increase was mainly attributable to increased sales volume of Secure Digital cards and Samsung notebooks.

Cost of Revenues

Costs of revenues increased $69.3 million, or 28.0%, from $247.4 million in fiscal 2007 to $316.7 million in fiscal 2008, principally due to higher net revenues during the year.

Gross Profit

Gross profit was $61.5 million in fiscal 2008, an increase of $14.7 million, or 31.4%, as compared to gross profit of $46.8 million in fiscal 2007. The gross profit percentage increased from 15.9% in fiscal 2007 to 16.3% in fiscal 2008. Vendor reimbursements treated as a reduction of costs of revenues decreased from $24.3 million in fiscal 2007 to $9.1 million in fiscal 2008. This increase in gross profit percentage is principally due to increased sales in fiscal 2008 of two mobile phone models with higher profit margins.

Other Operating Income

Pypo’s other operating income increased by $59,000, or 58.4%, from $101,000 in fiscal 2007 to $160,000 in fiscal 2008. Such increase was mainly attributable to increases in income from repairs and other maintenance services.

Selling and Distribution Expenses

Selling and distribution expenses decreased by $1.4 million, or 7.9%, from $17.0 million in fiscal 2007 to $15.6 million in fiscal 2008, primarily due to a decrease in Pypo’s promotional expenses, which resulted primarily from a 22.9% reduction in the number of sales promoters to improve efficiency. This decrease, however, was partially offset by a 21.2% increase in the average salaries of sales promoters. In addition, promotional expenses decreased because of a $3.1 million decrease (from $5.5 million in fiscal 2007 to $2.4 million in fiscal 2008) in promotional reimbursements from vendors. Promotional expenses were 48.1% and employee salaries were 22.8% of total selling and distribution expenses in fiscal 2008, compared to 55.1% and 20.0% of total selling and distribution expenses in fiscal 2007, respectively.

General and Administrative Expenses

Pypo’s general and administrative expenses decreased by $1.3 million, or 12.8%, from $10.2 million in fiscal 2007 to $8.9 million in fiscal 2008, primarily due to a decrease in office rental expenses following Pypo’s relocation to a newly purchased office in June 2006. Office rental expenses constituted 6.7% of general and administrative expenses in fiscal 2008, compared to 10.0% of general and administrative expenses in fiscal 2007. Employee salaries, which constituted 38.5% of general and administrative expenses in fiscal 2008, did not change materially from fiscal 2007.

Income from Operations

As a result of the foregoing factors, Pypo’s income from operations increased by $17.4 million, or 87.9%, from $19.8 million in fiscal 2007 to $37.2 million in fiscal 2008.

Non-Operating Expenses

Other Income (Loss), Net. Pypo’s other loss increased to $674,000 in fiscal 2008 from $48,000 in fiscal 2007, primarily due to a foreign currency exchange loss incurred by Beijing Pypo while holding cash deposits in U.S. dollars. In fiscal 2008, Beijing Pypo received an intercompany investment from Pypo of $81.0 million, which is comprised of proceeds from the $90.0 million equity investment made by ARC Capital in Pypo in November 2007. As a result of PRC regulations limiting the pace of Beijing Pypo’s conversion of the U.S. dollars into RMB, Beijing Pypo recorded an exchange loss representing the decline in value of the U.S. dollar against the RMB over the period required to complete the RMB conversion of such intercompany investment.

Interest Income. Pypo’s interest income increased $200,000, or 38.5%, from $520,000 in fiscal 2007 to $720,000 in fiscal 2008. Pypo had average bank deposits of $41.0 million in fiscal 2008, bearing an average interest rate of 1.76%, compared to average bank deposits of $27.9 million in fiscal 2007, bearing an average interest rate of 1.86%.

Interest Expense. Pypo’s interest expenses decreased $0.2 million, or 4.6%, from $3.8 million in fiscal 2007 to $3.6 million in fiscal 2008 due to Pypo’s lower average amount of notes payable outstanding during the year. Pypo had average outstanding borrowings of $56.9 million, bearing an average interest rate of 6.34%, in fiscal 2008, compared to average outstanding borrowings of $71.2 million, bearing an average interest rate of 5.30%, in fiscal 2007.

Income Tax Benefit (Expense)

Pypo’s income tax expenses increased $1.4 million, or 61.4%, from $2.1 million in fiscal 2007 to $3.5 million in fiscal 2008. The increase in income tax expenses was mainly due to higher amounts of taxable income earned in fiscal 2008. Pypo’s effective tax rate decreased from 13.0% in fiscal 2007 to 10.3% in fiscal 2008. Pypo’s effective tax rate decreased in fiscal 2008 as a result of the decrease in applicable tax rates (including the effects of preferential tax treatment and tax exemptions) for certain of Pypo’s subsidiaries.

Equity in Loss of an Affiliate

In fiscal 2008, Pypo reported a $13,000 loss associated with its 50% ownership of Beijing Pypo Times. The carrying value of Pypo’s investment in such entity decreased from $356,000 as of April 1, 2007 to $343,000 as of March 31, 2008 due to such loss.

Non-controlling Interests

Pypo had a non-controlling interest in net loss of consolidated subsidiaries of $60,000 in fiscal 2008. This loss was attributable to the expenses incurred by Beijing Dongdian, Pypo’s 90% owned subsidiary, in developing Pypo’s e-commerce website.

Net Income

As a result of the foregoing, Pypo’s net income increased $15.8 million, or 110.6%, from $14.4 million in fiscal 2007 to $30.2 million in fiscal 2008.

Liquidity and Capital Resources

Pypo’s principal source of liquidity has been cash generated by its operations and financing activities and, in fiscal 2007, cash flows from investing activities. These sources of cash flows, together with cash balances and short-term investments on hand as of April 1, 2008, were used to finance Pypo’s acquisitions and other investing activities during fiscal 2009. The use of the cash balances and short-term investments on hand as of April 1, 2008 led to a $29.1 million decrease in cash and cash equivalents during fiscal 2009. As of March 31, 2007, March 31, 2008, March 31, 2009 and June 30, 2009, Pypo held $8.4 million, $62.6 million, $33.5 million and $33.0 million, respectively, in cash and cash equivalents.

On January 30, 2009, Pypo HK entered into a term facility agreement with Netherlands Development Finance Company, or FMO, pursuant to which FMO agreed to provide a term loan facility to Pypo HK in the aggregate amount of up to EUR 15,000,000, or the Facility. Pypo HK may request up to three loans under the Facility and Pypo HK shall repay the loans in three equal annual installments of EUR 5,000,000, commencing August 15, 2014. The loans are guaranteed by Pypo and secured by a first priority security pledge on the shares Pypo holds in Pypo HK, and the equity interest Pypo HK holds in Beijing Pypo Technology Group Company Limited, a company with limited liability incorporated in China, and a wholly owned subsidiary of Pypo HK, or Pypo Beijing. Given the increasing difficulty of obtaining credit at favorable rates and costs, Pypo established the Facility to secure funds at a rate that is lower than the rates applicable to most of Pypo’s existing loans with PRC banks and to develop a relationship with FMO.

On August 11, 2009, FMO and Pypo HK entered into an amendment letter to the Facility, or the Facility Amendment Letter, pursuant to which and subject to the satisfaction of certain conditions thereof, Pypo HK shall repay the loans under the Facility in a lump sum on August 15, 2014. In addition, subject to Pypo HK’s compliance with the financial covenants under the Facility, as amended, from April 1, 2010 until October 1, 2010, FMO agreed to release the security pledge of all of the equity interest Pypo HK holds in Pypo Beijing such that the loans are secured by, together with other collateral, 30% of the equity interest Pypo HK holds in Pypo Beijing.

On February 17, 2009, Pypo HK drew down the full amount from the Facility. Pypo expects to use proceeds from the Facility to finance capital expenditures, working capital, expansion plans in central, western and rural regions of the PRC, and to fund general corporate purposes. Amounts outstanding under the Facility will initially bear interest at a rate equal to the 6 month Euro interbank offered rate, or EURIBOR, plus 300 basis points. At maturity, Pypo HK will pay an additional amount equal to the aggregate interest Pypo HK would have paid had interest on the Facility been fixed at 11% per annum during the term of the Facility (less the total amount of interest previously paid). Overdue amounts shall bear interest at a rate that is 12% higher than the rate otherwise due on the Facility. Pypo HK is required to make semi-annual interest payments under the Facility.

Notwithstanding the foregoing, if any Pypo entity (including the Company) undertakes a fully underwritten IPO, reverse takeover or merger on an internationally recognized stock exchange, or a Qualified IPO, interest on the Facility will accrue at a rate equal to the 6 month EURIBOR rate plus 100 basis points. Pypo HK shall also pay FMO an additional premium representing the internal rate of return of 20% on the full amount of the Facility, or EUR 15,000,000, until the later of (i) the date of the Qualified IPO and (ii) the date that follows twelve months after the date on which Pypo HK draws down on the Facility. Pypo HK may pay 50% of this premium in shares of the listed entity in certain circumstances, depending on the exchange where the listing takes place.

Pursuant to the Facility Amendment Letter, Pypo HK shall pay FMO, on the later of (i) the date of the Qualified IPO and (ii) the date that follows twelve months after the date on which Pypo HK draws down on the Facility, an additional premium in the form of such number of shares with a total value or EUR1,500,000 at a price per share equal to the opening price per share quoted on the day of commencement of the trading of its shares on the NASDAQ.

The Facility includes covenants that, among other things, restrict Pypo HK, Pypo Beijing and their subsidiaries with respect to debt incurrence, liens, dividends, affiliate transactions, joint ventures, mergers, changes of auditors, asset sales and acquisitions. The Facility also includes certain financial covenants that, among other things, require Pypo HK to maintain minimum EBITDA and adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios. In addition, the Facility requires consent for any acquisitions or joint venture investments greater than EUR 4,000,000.

Based on the financial position and results of Pypo HK as of and for the year ended March 31, 2009, Pypo HK breached the financial covenants for maintaining the minimum EBITDA, adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios. Upon discovery of the breach, Pypo informed the lender and commenced a renegotiation of the terms of the loan with the relevant banker. Pursuant to the Facility Amendment Letter, FMO agreed to temporarily waive Pypo HK’s obligation to comply with certain financial covenants for the year ended March 31, 2009 and the year ending March 31, 2010. As a result of such breaches, current ratios and net margins by March 31, 2010 as required by the Facility Amendment Letter, the outstanding loan amounts will continue to be classified as current liabilities on the balance sheet as at June 30, 2009.

Pypo’s cash consists of cash on hand and bank deposits denominated in RMB, U.S. dollars and Hong Kong dollars. Pypo’s principal uses of cash have been to fund working capital requirements, to purchase office space and office equipment, and to make acquisitions. Pypo believes that its current cash and cash equivalents, and the net proceeds from this offering, will be sufficient to meet its anticipated cash needs of Pypo for at least the next twelve months, including working capital, planned capital expenditures and anticipated acquisitions of retail chains. Pypo may, however, require additional cash due to changing business conditions or other future developments, including any unanticipated investments or acquisitions Pypo may pursue.

If Pypo’s existing cash is insufficient to meet its requirements, Pypo may seek to sell additional equity or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts Pypo needs or on terms acceptable to Pypo. The sale of additional equity securities, including convertible debt securities, would dilute Pypo’s earnings per share. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict Pypo’s operations and ability to pay dividends to shareholders, among other restrictions. If Pypo cannot obtain additional equity or debt financing as required, its business and financial condition may suffer.

The global economic downturn has negatively impacted the retail sector and the market for the distribution of wireless telecommunications products in China. This has been evidenced by weaker demand with respect to Pypo’s high end product line. Although Pypo cannot predict the impact of the global economic downturn on the wireless device industry, further deterioration in economic conditions would negatively impact Pypo’s revenue, financial conditions, results of operations and liquidity.

Cash Flows — Summary

The following table sets forth a summary of Pypo’s cash flows for the periods indicated:

	Year Ended March 31,			Three Months Ended June 30,
In US$ millions	2009	2008	2007	2009	2008
Net cash generated from (used in) operating activities	$21.3	$(12.0)	$(8.5)	$52.7	$(5.4)
Net cash (used in) generated from investing activities	(75.2)	(34.3)	6.5	(47.3)	(22.2)
Net cash (used in) generated from financing activities	22.1	95.3	5.4	(5.9)	10.5
Net (decrease) increase in cash and cash equivalents	(31.8)	49.0	3.4	(0.5)	(17.1)
Cash and cash equivalents at the beginning of the year/period	62.6	8.4	4.9	33.5	62.6
Effect of exchange rate changes on cash	2.7	5.2	0.1	0.0	1.4
Cash and cash equivalents at the end of the year/period	$33.5	$62.6	$8.4	$33.0	$46.9

Cash Flows — Operating activities

Cash flow provided by operating activities increased to $52.7 million in the three months ended June 30, 2009 from cash flow used in operating activities of $5.4 million in the three months ended June 30, 2008. The increase in cash flows used in operations resulted primarily from a $43.7 million increase in notes payable and a $13.6 million increase in accounts payable, due primarily to extended credit term granted by suppliers in the three months ended June 30, 2009, which was partially offset by an $9.7 million increase in inventories, primarily due to stocking up of inventory for new model of mobile phone to be sold in the subsequent quarters.

Cash flow generated from operating activities increased to $21.3 million in fiscal 2009 from cash flow used in operating activities in the amount of $12.0 million in fiscal 2008, despite a decrease in net income to $20.1 million in fiscal 2009 from $30.2 million in fiscal 2008. The positive $33.3 million change in operating cash flows reflected the cash flows provided by a $22.1 million increase in accounts payable, a $8.0 million decrease in inventories, primarily due to an effort to improve the overall aging of inventory, a $7.0 million decrease in notes receivable, a $6.1 million increase in notes payable, and a $5.2 million increase in taxes payable. These operating cash inflows were partially offset by a $14.3 million increase in accounts receivable, primarily due to increased sales in fiscal 2009, a $9.7 million increase in other receivables and a $12.6 million increase in receivables from a vendor. The increase in accounts payable was the result of a one month credit term extended by Samsung, while the increase in the receivables from a vendor resulted primarily from increased reimbursements from Samsung for promotional activities.

Cash flow used in operating activities increased to $12.0 million in fiscal 2008 from $8.5 million in fiscal 2007, despite an increase in net income to $30.2 million in fiscal 2008 from $14.4 million in fiscal 2007. The increase in cash flows used in operations resulted primarily from a $24.9 million increase in accounts receivable, a $9.9 million increase in notes receivable and a $20.6 million increase in inventories. The increases in accounts receivable, notes receivable and inventories resulted from increased sales in fiscal 2008, as well as higher inventories purchased in anticipation of additional increases in sales.

Cash Flows — Investing activities

Net cash used in investing activities in the three months ended June 30, 2009 was $47.3 million, primarily attributable to an increase of $48.2 million in restricted deposits, offset by a $1.0 million decrease in amount due from an affiliated company. Net cash used in investing activities in the three months ended June 30, 2008 was $22.2 million, primarily attributable to a net increase of $11.5 million in deposits paid for Pypo’s pending acquisition of interests in the retail chains and a net increase of $6.5 million in short term investments.

Net cash used in investing activities in fiscal 2009 was $75.2 million, primarily attributable to $39.4 million expended for Pypo’s acquisition of interests in six mobile phone retailers, a $27.0 million increase in amount due from an affiliated company, a $7.2 million increase in restricted deposits to secure notes payable used to make purchases from a supplier and a $1.5 million increase in investment in an affiliated company, Beijing Yipai-top Communication Technology Co., Ltd.

Net cash used in investing activities in fiscal 2008 was $34.3 million, primarily attributable to a net increase of $38.8 million in amounts advanced to related parties, and $9.3 million in deposits paid in connection with Pypo’s acquisition of interests in four mobile phone retailers. These amounts were offset by a decrease in cash deposited in restricted bank accounts of $14.0 million to secure notes payable used to make purchases from suppliers. Consistent with industry practice, Pypo typically deposits into restricted bank accounts an amount in cash equal to approximately 10% to 30% of the principal amount of such notes payable, which typically have terms ranging from one to six months.

Net cash generated from investing activities in fiscal 2007 was $6.5 million, primarily attributable to a $11.5 million decrease in amounts deposited to secure notes payable used to make purchases from suppliers, offset by $6.4 million used to acquire Pypo’s Beijing office space.

Pypo’s plan to acquire retail chains in the near future may further impact cash used in investing activities.

Cash Flows — Financing activities

Net cash used in financing activities was $5.9 million in the three months ended June 30, 2009, primary due to the repayment of short-term loans of $20.5 million, partially offset by proceeds from short-term loans of $15.4 million. Net cash generated from financing activities was $10.5 million in the three months ended June 30, 2008, primarily attributable to the net proceeds from short-term loans of $18.7 million, offset by the repayment of short-term loans of $7.2 million and amounts due to related parties of $2.4 million.

Net cash generated from financing activities was $22.1 million in fiscal 2009, primarily attributable to net proceeds from short-term loans of $98.9 million, proceeds from the term loan of $19.7 million and capital contributions in subsidiaries by non-controlling shareholders of $6.0 million, offset by the repayment of short-term loans of $80.9 million and dividend distributions of $17.6 million.

Net cash generated from financing activities was $95.3 million in fiscal 2008, primarily attributable to the net proceeds from the private placement of Pypo’s ordinary shares to Arch Digital Holdings Limited, a company with limited liability incorporated in the British Virgin Islands, and a majority shareholder of the Company, or ARCH, in the amount of $87.6 million, proceeds from short-term loans of $52.7 million and cash advances of $20.1 million to Pypo from related parties, offset by the repayment of short-term loans of $52.0 million and dividend distributions of $13.2 million.

Net cash generated from financing activities was $5.4 million in fiscal 2007, primarily attributable to proceeds from short-term loans of $19.4 million, partially offset by the repayment of short-term loans of $14.6 million.

Although Pypo did not have any off-balance sheet arrangements as of June 30, 2009, any change in such financing or arrangements will impact future cash flow generated from or used in Pypo’s financing activities.

Cash Conversion Cycle

Pypo’s cash conversion cycle, which involves Pypo’s ability to invest in inventory and sell inventory and collect cash from customers, serves as an indicator of Pypo’s liquidity position. Although Pypo’s management does not regularly employ the cash conversion cycle in the day-to-day management of its business, Pypo believes that comparable companies customarily use this measure to help investors analyze a company’s liquidity position.

Pypo’s cash conversion cycle is as follows:

	Year Ended March 31,			Three Months Ended June 30,
	2009	2008	2007	2009	2008
Days sales outstanding in accounts receivable:	39.6	41.4	31.8	28.7	48.0
Days inventory on-hand:	36.0	40.3	45.9	31.3	44.5
Days payables outstanding in accounts payable:	25.3	26.1	49.0	42.2	19.5
Cash conversion cycle days	50.3	55.6	28.7	17.8	73.0

The cash conversion cycle is measured by the number of days Pypo requires to effect the cycle of investing in inventory, selling inventory, paying suppliers and collecting cash from customers. In accounting terms, the cash conversion cycle nets the days sales outstanding in accounts receivable, days inventory on-hand and days payable outstanding. In other words, the cash conversion cycle is calculated by subtracting the average days that accounts payable remain outstanding from the sum of the average days that accounts receivable remain outstanding and the average days inventory remains on hand. The components of the cash conversion cycle are:

•
The “days sales outstanding in accounts receivable,” which equals average accounts receivable (including notes receivable from customers) divided by average daily sales (inclusive of value-added taxes) for the relevant period.

•
The “days inventory on-hand,” which equals average inventory divided by average daily cost of revenue (adding back reimbursements, rebates and incentives received from suppliers) for the relevant period.

•	The “days payables outstanding,” which equals average accounts payable (including notes payable to suppliers) divided by average daily cost of revenue for the relevant period.

Decreases in the cash conversion cycle typically generate surplus cash for Pypo. Increases in the cash conversion cycle indicate cash consumption in the form of additional working capital.

Pypo’s cash conversion cycle decreased to 17.8 days in the three months ended June 30, 2009 from 73.0 days in the three months ended June 30, 2008. It is unlikely that Pypo can sustain a cash conversion cycle of 17.8 days for an extended period of time. Pypo’s cash conversion cycle decreased to 50.3 days in fiscal 2009 from 55.6 days in fiscal 2008, and increased to 55.6 days in fiscal 2008 from 28.7 days in fiscal 2007. Pypo expects days inventory on hand to increase in the following quarters due to anticipated product launches and seasonal demands.

The days sales outstanding in accounts receivable decreased from 48.0 days in the three months ended June 30, 2008 to 28.7 days in the three months ended June 30, 2009, primarily due to improved collections of accounts receivable. In fiscal 2009, the days sales outstanding in accounts receivable decreased from 41.4 to 39.6 days as Pypo continuously extended its credit terms to consumer electronics stores and large and smaller retailers. Pypo’s days sales outstanding in accounts receivable increased from 31.8 days in fiscal 2007 to 41.4 days in fiscal 2008, as Pypo extended its credit terms to other smaller retailers with greater bargaining power. Pypo’s extension of credit to consumer electronics stores and large retailers in fiscal 2009, to other small retailers in fiscal 2008, and to new customers in fiscal 2007, and the resulting increase in the days sales outstanding in accounts receivable from fiscal 2007 to fiscal 2009, did not result in any material increase in credit losses.

Days inventory on-hand decreased from 44.5 days in the three months ended June 30, 2008 to 31.3 days in the three months ended June 30, 2009 as a result of continuous improvement on the overall aging of inventory in the three months ended June 30, 2009. Days inventory on-hand decreased from 40.3 days in fiscal 2008 to 36.0 days in fiscal 2009 as a result of improvement on the overall aging of inventory in fiscal 2009. Pypo’s days inventory on-hand decreased from 45.9 days in fiscal 2007 to 40.3 days in fiscal 2008 as a result of better inventory control and a reduction of advance ordering time from approximately thirteen weeks in fiscal 2007 to approximately three weeks in fiscal 2008.

Days payables outstanding in accounts payable were 19.5 days in the three months ended June 30, 2008 and 42.2 days in the three months ended June 30, 2009. Days payables outstanding in accounts payable were 49.0 days in fiscal 2007, 26.1 days in fiscal 2008 and 25.3 days in fiscal 2009. This measure varied depending primarily on the days payables outstanding in notes payable by suppliers in each period.

Capital Expenditures

Pypo incurred capital expenditures of $6.4 million, $0.2 million, $1.1 million, $0.1 million and $0.2 million for fiscal 2007, fiscal 2008 and fiscal 2009 and the three months ended June 30, 2008 and 2009, respectively. Pypo’s capital expenditures have been used primarily to purchase office space, office equipment and automobiles. The higher capital expenditures in fiscal 2007 resulted primarily from Pypo’s purchase of office space in Beijing.

For the fiscal year ending March 31, 2010, or fiscal 2010, Pypo estimates its capital expenditures will be approximately $35.5 million for the acquisitions of retail businesses and $3.0 million for the purchase of fixed assets. For the fiscal year ending March 31, 2011, or fiscal 2011, Pypo expects that its capital expenditures will be approximately $5.5 million for the acquisition of retail businesses and $2.9 million for the purchase of fixed assets. Expected capital expenditures for acquisitions are higher in fiscal 2010 than in fiscal 2011 because in fiscal 2010 Pypo expects to consummate and integrate the operations of the retail chains it purchased in fiscal 2009. Based on current estimates, Pypo believes that existing cash on hand and cash flow from operations will be sufficient to operate its business and make capital expenditures. Pypo bases this belief on assumptions regarding future operating performance, which are described in “Factors Affecting Future Results of Operations” above. If the capital resources available to Pypo are not sufficient to finance its estimated capital expenditures, Pypo may be required to reduce the scope of its plans or extend the time required to implement them. This could have an adverse effect on Pypo.

Contractual Obligations

The following table sets forth Pypo’s contractual obligations as of June 30, 2009:

Amounts in US$ millions	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	There- after
Operating lease obligations	$38.2	$11.5	$16.7	$7.9	$2.1
Total	$38.2	$11.5	$16.7	$7.9	$2.1

In fiscal 2009, Pypo completed the acquisitions of six retail chains in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu and Inner Mongolia provinces and Shanghai. Assuming these retail chains stores are able to achieve the targeted profits in the next 3 to 4 years and no adjustment will be made to the purchase consideration in accordance with the terms stipulated in the purchase agreements in relation to these retail stores, the total purchase price of acquisition of these retail chains is $78.0 million, of which $57.0 million has been paid as of June 30, 2009. As of June 30, 2009, the remaining payments in relation to the acquisitions which fall due in less than 1 year is $10.9 million, after 1 year and within 3 years is $10.1 million and after 3 years and within 5 years is $0.

Pursuant to the Facility Amendment Letter with FMO in August 2009 and subject to the satisfaction of certain conditions thereof, Pypo HK shall repay the EUR 15,000,000 loans under the Facility in a lump sum on August 15, 2014. Under the Facility, Pypo HK is required to make semi-annual interest payments of approximately EUR 484,000 in less than 1 year, EUR 1,291,000 after 1 year and within 3 years, EUR 1,291,000 after 3 years and within 5 years and EUR 242,000 after 5 years, based on the current 6 month EURIBOR rate plus 300 basis points subject to an 11% annual interest rate minimum.

Other than the contractual obligations set forth above, Pypo did not have any other operating lease obligations or other contractual obligations and commitments as of June 30, 2009.

Off-Balance Sheet Arrangements

Pypo has not entered, and does not expect to enter, into any off-balance sheet arrangements. Pypo also has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, Pypo has not entered into any derivative contracts that are indexed to equity interests and classified as shareholders’ equity. Furthermore, Pypo does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Pypo does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with it.

Inflation

According to the PRC National Bureau of Statistics, the Consumer Price Index in China increased 1.8%, 1.5%, 4.8% and 5.9% in calendar years 2005, 2006, 2007 and 2008, respectively, and decreased 1.1% in the six months ended June 30, 2009. Inflation during those years did not have a material impact on Pypo’s results of operations. However, inflationary pressure in the current economic environment may impact Pypo’s future operations and financial performance.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of Pypo’s operating revenues and expenses are denominated in RMB. Pypo’s exposure to foreign exchange risk relates primarily to cash and cash equivalents denominated in U.S. dollars. Pypo does not believe that it currently has any significant direct foreign exchange risk and has not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Because Pypo generally receives cash flows denominated in RMB, its exposure to foreign exchange risks should be limited. However, the value of the Company’s stock will be affected by the foreign exchange rate between U.S. dollars and RMB because the Company’s stock is traded in U.S. dollars and the Company will make any dividend payments in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 18.7% appreciation of the RMB against the U.S. dollar from July 21, 2005 to June 30, 2009. Significant international pressure on the PRC government to adopt an even more flexible currency policy could result in a further and more significant appreciation of the RMB against the U.S. dollar.

To the extent that Pypo needs to convert U.S. dollars into RMB for operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount it received from the conversion. Conversely, if Pypo decides to convert RMB denominated cash amounts into U.S. dollars for the purpose of making dividend payments or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to Pypo. Pypo has not used, and does not expect to use in the future, any forward contracts or currency borrowings to hedge exposure to foreign currency exchange risk.

Interest Rate Risk

Pypo has not been, nor does it anticipate being, exposed to material risks due to changes in interest rates. Pypo’s exposure to interest rate risk primarily relates to the interest rates for the Facility entered into in January 2009, short-term loans and the interest income generated by cash in interest-bearing savings accounts. As of March 31, 2009, Pypo has EUR 15,000,000 of debt outstanding under the Facility which bears interest at a rate equal to the 6 month Euro interbank offered rate plus 300 basis points. At maturity, Pypo will pay an additional amount equal to the aggregate interest Pypo would have paid had interest on the Facility been fixed at 11% per annum during the term of the Facility (less the total amount of interest previously paid). In addition, as of June 30, 2009, Pypo had total short-term credit facilities amounting to $75.7 million (RMB 517.0 million, exchange rate: 6.8319), all of which was utilized, and the weighted average interest rate on the amounts outstanding was 6.21%. The short-term credit facilities bear interest at fixed interest rates. Pypo has not used any derivative financial instruments to hedge interest risk exposure, but may consider doing so in the future.

Recent Accounting Pronouncements

Effective April 1, 2009, Pypo adopted the provisions of ASC 805 Business Combinations (Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 141R, which is a revision of SFAS No. 141, “Business Combinations”). ASC 805 applies prospectively to business combinations after the beginning of the first annual reporting period beginning on or after December 15, 2008. The objective of ASC 805 is to improve the reporting requirements of business combinations and their effects. To accomplish this, ASC 805 establishes the principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and noncontrolling interest in the acquiree, (b) recognizes and measures goodwill in the business combination or a gain from a bargain purchase and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of a business combination. The adoption of this standard had no impact on Pypo’s consolidated financial statements presented and will be applied to future transactions, if any.

Effective April 1, 2009, Pypo adopted the provisions of ASC 810 Consolidations (SFAS, No. 160, “ Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51”).   The standard changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to noncontrolling interests reported as a part of consolidated earnings and to apply these financial statement presentation requirements retrospectively. Additionally, ASC 810   revises the accounting for both increases and decreases in a parent’s controlling ownership interest. The adoption of this standard changed how we present noncontrolling interests in the consolidated financial statements and has been retrospectively applied to all periods presented.

Effective April 1, 2009, Pypo adopted the provisions of ASC 855 Subsequent Events (Statement of Financial Accounting Standards No. 165, “Subsequent Events,” or SFAS No.165.  SFAS 165) establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, ASC 855 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.   Pypo has adopted ASC 855 on a prospective basis. The adoption of ASC 855 did not have a significant effect on Pypo’s consolidated financial statements presented.

Effective April 1, 2009, Pypo adopted the provisions of the consensus reached in ASC 323 Investments in Equity Method and Joint Ventures (EITF Issue 08-6, “Equity Method Investment Accounting Considerations,” or EITF 08-6).  These consensus reached in ASC323 (EITF 08-6) provides guidance for entities that acquire or hold investments accounted for under the equity method.   This issue has been adopted prospectively, and did not have a significant effect on Pypo‘s consolidated financial statements presented.

Effective April 1, 2009, Pypo adopted the provisions of the consensus reached in ASC 350 “Intangibles, Goodwill and Other” (EITF Issue 08-7, “Accounting for Defensive Intangible Assets,” or EITF 08-7).  These provisions in ASC 350 (EITF 08-7) requires entities that will acquire a defensive intangible asset after the effective date of ASC 805 (SFAS 141R), to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value.  The adoption of consensus reached in ASC 350 (EITF Issue 08-7) had no impact on Pypo’s consolidated financial statements presented and will be applied to future transactions, if any.

Effective April 1, 2009, Pypo adopted certain provisions in ASC 860 “Transfers and Serving” and ASC 810 “Consolidation” (FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) after Transfers of Financial Assets and Interest in Variable Interest Entities,” or FSP FAS 140-4 and FIN 46(R)-8).   These specific provisions in ASC 860 and ASC 810 (FSP FAS 140-4 and FIN 46(R)-8) require the public entities subject to the disclosure requirements of ASC 860 to provide financial statement users with an understanding of the following: (a) a transferor’s continuing involvement in financial assets that it has transferred in a securitization or asset-backed financing arrangement; (b) the nature of any restrictions on assets reported by an entity in its statement of financial position that relate to a transferred financial asset, including the carrying amounts of such assets; (c) how servicing assets and servicing liabilities are reported under ASC 860; and (d) for securitization or asset-backed financing arrangements accounted for as sales when a transferor has continuing involvement with the transferred financial assets and transfers of financial assets accounted for as secured borrowings, how the transfer of financial assets affects an entity’s financial position, financial performance, and cash flows. These provisions (FSP FAS 140-4 and FIN 46(R)-8) also require enhanced disclosures about a company’s involvement in VIEs. The enhanced disclosures required by this FSP are intended to provide users of financial statements with a greater understanding of: (i) the significant judgments and assumptions made by a company in determining whether it must consolidate a VIE and/or disclose information about its involvement with a VIE; (ii) the nature of restrictions on consolidated VIEs assets reported by a company in its statement of financial position, including the carrying amounts of such assets; (iii) the nature of, and changes in, the risks associated with a company’s involvement with a VIE; and (iv) how a company’s involvement with a VIE affects Pypo’s financial position, financial performance and cash flows.  The adoption of this FSP enhanced our disclosure with respect to Beijing Funtalk, the VIE in our consolidated financial statements.

Effective April 1, 2009, Pypo adopted certain specific provisions in ASC 350 Intangibles, Goodwill and Other (FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets.”). These specific provisions amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. The guidance for determining the useful life of a recognized intangible asset in these specific provisions have been applied prospectively to intangible assets acquired after the effective date. This adoption did not have a significant effect on Pypo’s consolidated financial statements presented.

In June 2009, the FASB issued updates on certain provisions in ASC 810 Consolidations   (SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”)). These provisions (SFAS 167) amends ASC 810 to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance, and require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. It also amends ASC 810 to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. These provisions (SFAS 167) are effective at the start of a company’s first fiscal year beginning after November 15, 2009. Pypo is evaluating the impact, if any, of the adoption of these provisons (SFAS 167). It is not expected to have a material impact on Pypo’s financial position, results of operations and cash flows.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05 “Fair Value Measurements and Disclosures (ASC 820) Measuring Liabilities at Fair Value”.  This update provides amendments for fair value measurement of liabilities.  It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques as specified by this update.  This update is effective for the first reporting period (including interim periods) beginning after August 2009.  Pypo is assessing the potential impacts, if any, on its consolidated financial statements.

In September 2009, the FASB issued Accounting Standards Update No. 2009-06, “Income Taxes (ASC 740) Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities.”  The guidance answers the following questions:  is the income tax paid by the entity attributable to the entity or its owners; what constitutes a tax position for a pass-through entity or a tax-exempt not-for-profit entity; and how should accounting for uncertainty in income taxes be applied when a group of related entities comprise both taxable and nontaxable entities.  The guidance is effective for Pypo for its interim and annual periods ending on September 30, 2009.  Pypo is assessing the potential impacts, if any, on its consolidated financial statements.